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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44779

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-16 (MM/DD/YY) AND ENDING 12-31-16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hunter Associates Investment Mgmt. LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

436 Seventh Avenue Koppers bldg 5th Floor
(No. and Street)

Pittsburgh (City) PA (State) 15219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brad Marshall 412-765-8927
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lally & CO, LLC
(Name – *if individual, state last, first, middle name*)

5700 Corporate Drive St. 800 Pittsburgh PA 15237
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

HUNTER ASSOCIATES INVESTMENT MANAGEMENT, LLC
(A Subsidiary of Hunter Associates Holdings, LLC)

FINANCIAL STATEMENTS
AND
ACCOMPANYING INFORMATION

DECEMBER 31, 2016

HUNTER ASSOCIATES INVESTMENT MANAGEMENT, LLC
FINANCIAL STATEMENTS
AND
ACCOMPANYING INFORMATION
DECEMBER 31, 2016

CONTENTS

Independent Auditors' Report and Financial Statements



Lally&Co.

CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Hunter Associates Investment Management, LLC
Pittsburgh, Pennsylvania

We have audited the financial statement of **Hunter Associates Investment Management, LLC** ("Company"), which is comprised of the statement of financial condition as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2016, in conformity with U.S. generally accepted accounting principles.

As disclosed in note 5 to the financial statements, the Company has significant transactions with a related party.

Lally & Co., LLC

Pittsburgh, Pennsylvania
February 24, 2017

HUNTER ASSOCIATES INVESTMENT MANAGEMENT, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash and Cash Equivalents	$	1,210,830
Due From Clearing Broker		302,664
Securities Owned – At Fair Value		728,462
Prepaid and Other Assets		109,527
Furniture and Equipment – At Cost, Less Accumulated Depreciation of Approximately $1.1 Million		204,373
Total Assets	$	2,555,856

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts Payable, Accrued Expenses and Other Liabilities	$	723,150
Total Members' Equity		1,832,706
Total Liabilities and Members' Equity	$	2,555,856

The accompanying notes are an integral part of these financial statements.

1 – ORGANIZATION

Hunter Associates Investment Management, LLC ("Company") is a subsidiary of Hunter Associates Holdings, LLC (the "Parent"). The Company was incorporated in January 2016 and was organized under the laws of the state of Delaware.

The Company operates as a securities broker-dealer, registered with the Financial Industry Regulatory Authority ("FINRA") and as an investment advisor registered with the Securities and Exchange Commission ("SEC"). The Company executes principal (proprietary) and agency (customer) securities transactions and provides other investment services.

The Company clears securities transactions through Pershing LLC, a member of the New York Stock Exchange, Inc. and NASDAQ, on a fully disclosed basis. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. As such, the Company operates under the (k)(2)(ii) exemptive provisions of the Securities and Exchange Commission ("SEC") Rule 15c3-3.

2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of Hunter Associates are presented on the accrual basis of accounting and are prepared in conformity with U.S. generally accepted accounting principles ("GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could vary from the estimates that were used.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the settlement date. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a settlement date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a settlement date basis. In the opinion of management, the difference in settlement date versus trade date reporting is not considered material to the financial statements.

Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurement.*

Cash and Cash Equivalents and Concentrations of Credit Risk

The Company maintains balances on deposit with financial institutions and its clearing broker. Those organizations are located in Pennsylvania (financial institutions) and New Jersey (clearing broker).

2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents and Concentrations of Credit Risk (Continued)

Certain of the cash accounts maintained at financial institutions are insured by the Federal Deposit Insurance Corporation ("FDIC"). The cash accounts maintained at the clearing broker are insured by the Securities Investor Protection Corporation ("SIPC"). At certain times during the year, the Company's cash balances may exceed the insured limits. The Company has not experienced any losses associated with these accounts.

For the purposes of reporting cash flows, the Company considers checking accounts and balances maintained at the clearing organization to be cash equivalents. Financial instruments which potentially expose the Company to concentrations of credit risk consist of cash, demand deposits and highly-liquid investments with financial institutions.

For purposes of the statement of cash flows, the Company includes amounts on deposit with banks and amounts invested in money market instruments with other financial institutions as cash and cash equivalents.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, institutional and individual investors, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are recorded at cost. Depreciation is provided on straight-line and accelerated methods using estimated useful lives ranging from five to thirty-one years. Depreciation expense for the year ended December 31, 2016, amounted to $44,500.

Investment Advisory Fees

Investment advisory fees charged to customers are billed quarterly but are recognized on a pro rata basis over the quarter as earned.

Income Taxes

The Company is taxed as a partnership under the Internal Revenue Code and similar state statuses. The partners are taxed on their propionate share of the partnership's taxable income. Therefore, no provisions or liability for federal or state income taxes is included in the financial statement.

GAAP prescribes rules for the recognition, measurement, classification and disclosure in the financial statements of uncertain tax positions taken or expected to be taken in the Company's tax return. Management has determined that the Company does not have any uncertain tax positions and associated unrecognized tax benefits that materially impact the financial statements or disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company will not be subject to additional tax, penalties and interest as a result of such challenge. Generally, the Company's federal and state tax returns remain open for income tax examination for three years from the date of filing.

2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Advertising Costs

Advertising costs are charged to operations when the advertisement takes place. Advertising expense was $15,769 in 2016 and is included in the accompanying statement of income under the caption "Other" expenses.

Subsequent Events Evaluation

The accompanying financial statements include an evaluation of events or transactions that have occurred after December 31, 2016 and through February 24, 2017, the date the financial statements were issued.

3 – FAIR VALUE

Fair Value Hierarchy

FASB ASC defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2: inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3: are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data).

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety.

3 – FAIR VALUE (CONTINUED)

Processes and Structure

Management is responsible for the Company's fair value valuation policies, processes and procedures. These control processes are designed to assure that the values used for financial reporting are based on observable inputs wherever possible. In the event that observable inputs are not available, the control processes are designed to assure that the valuation approach utilized is appropriate and consistently applied and that the assumptions are reasonable.

Fair Value Measurements

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

There have been no changes in the methodologies used at December 31, 2016.

Money Market Mutual Funds are valued at closing price reported on the active market on which the individual securities are traded.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2016.

	Level 1	Level 2	Level 3	Total
Assets				
Money Market Mutual Fund	$ 728,462	$	$	$ 728,462

There were no transfers between Level 1 and Level 2 during the year.

4 – DUE FROM CLEARING BROKER

Amounts receivable from the Company's clearing broker at December 31, 2016 consisted approximately of the following:

Deposits With Clearing Broker	$ 100,000
Receivable From Clearing Broker	202,664
	$ 302,664

4 – DUE FROM CLEARING BROKER (CONTINUED)

The Company clears its proprietary transactions and customer transactions on a fully disclosed basis through Pershing LLC. The receivable from clearing broker indicated above represents the net amount due from Pershing LLC.

5 – RETIREMENT PLAN

The Company sponsors a 401(k) profit sharing plan (the "Plan") that covers all employees that meet the eligibility requirements, as defined. The Plan allows employee salary deferrals up to amounts allowed under tax laws and regulations. The Plan also provides for employer matching contributions. Employer retirement contributions are accrued and funded on a current basis. Retirement plan expense under the Plan amounted to approximately $112,800 for the year ended December 31, 2016.

6 – COMMITMENTS AND CONTINGENCIES

The Company leases office space and equipment under several short-term and long-term operating lease agreements that expire in various years through November 2023. The Company's office lease agreements call for a base rent plus a proportionate share of the property's taxes and operating costs. The agreements also contain provisions for renewal of leases at rental rates based upon prevailing market rates at the time of renewal. For the year ended December 31, 2016, rent expenses under the leases was approximately $267,900.

Approximate future minimum lease obligations under non-cancelable operating leases having remaining lease terms in excess of one year for each of the next five (5) years and in aggregate are:

Year Ending December 31,	
2017	$ 78,450
2018	78,600
2019	79,300
2020	79,300
2021	73,200
Thereafter	140,300
	$ 529,150

7 – NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the net capital rule adopted by the Securities and Exchange Commission and administered by the Financial Industry Regulatory Authority. This rule requires that the Company's "aggregate indebtedness" not exceed fifteen times its "net capital," as defined. The Financial Industry Regulatory Authority may require a broker-dealer to reduce its business activity if the capital ratio should exceed 12 to 1 and may prohibit a broker-dealer from expanding business if the ratio exceeds 10 to 1. At December 31, 2016, the Company's net capital under the uniform net capital rule was approximately $1.5 million which exceeded the minimum capital requirements by approximately $1,254,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2016, was 48.1 to 1.

8 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's accounts. In connection with these activities, the Company executes (through its clearing broker) customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet credit risk in the event the margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligation. The Company seeks to control the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and pursuant to such guidelines, require the customer to deposit additional collateral or to reduce positions when necessary.

The Company's principal (proprietary) securities transactions are recorded on a settlement date basis. All unsettle trades were closed subsequent to December 31, 2016, with no loss to the Company.

The Company's customers are located primarily in Pennsylvania and Ohio; accordingly, they are subject to the economic environment of this geographic area. No off-balance-sheet credit risk exists with respect to these securities and collateral is not obtained.

9 – CONTINGENCIES

In the normal course of business, the Company is subject to proceedings, lawsuits, and other claims. However, in the opinion of management, no claims presently exist, which after final disposition would have a resulting financial impact that would be material to the annual financial statements.